LLOYD L. ROTHENBERG Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4937 Main 212.407.4000 Fax 212.656.1076 lrothenberg@loeb.com

December 21, 2007

Ms. Jennifer R. Hardy
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Registration Statement on Form SB-2
Filed November 14, 2007
File No. 333-147372.

Dear Ms. Hardy:

On behalf of our client, Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of  the Company’s Registration Statement on Form SB-2 (including Exhibits) (“Registration Statement”). The Registration Statement reflects responses to the comments to the Registration Statement filed with the Commission on November 14, 2007, set forth in the Staff’s letter to the Company, dated December 7, 2007 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

General

1.            Disclosures indicate that Power of the Dream Ventures, Inc. or PDV, formerly Tia V, Inc., was reporting blank check company with no operations before the April 10, 2007 share exchange agreement with Vidatech, Kft a private company. Our view is that both before and after the transaction PDV’s promoters or affiliates and their transferees “are” underwriters of the securities issued.  Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule.  See our Worm no-action letter, publicly available January 21, 2000.  As appropriate, revise the disclosure throughout the registration statement, including the prospectus’ outside front cover page and the market for common equity and related shareholder matters, description of our capital stock, selling shareholders, and plan of distribution sections, to make clear that:

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Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 2

•	PDV’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Language such as “may be deemed” an underwriter in unacceptable.

•	Rule 144 is unavailable for resale transactions in this situation.

Response to Comment 1:

In light of revisions to Rule 144 adopted by the Securities and Exchange Commission (“SEC”) pursuant to Release No. 33-8869, (“… Rule 144 is available for the resale of restricted and unrestricted securities that were initially issued by a reporting or non-reporting shell company…”; see pg. 48-49 of the SEC’s final rule release) the Company believes that Rule 144 will be available in the situation described in the Staff’s comment.  Accordingly, the Company has deleted Mary Passalaqua, the Company’s promoter from the Selling Shareholder table in the registration statement, but has not made any other revisions to the registration statement in response to this comment.

2.            Your independent auditor’s report on page F-16 indicates that the financial statements of Vidatech Technological Research and Development, LLC were audited by BDO Kontroll Ltd.  Your independent auditor’s report on page F-1 of your Form 10-SB/A filed on November 22, 2006, indicates that the financials statements of TIA V, Inc. (“Power of the Dreams Ventures, Inc.”) were audited by Marcum & Kliegman, LLP.  Please tell us the name of the auditor that has reviewed your periodic filings since the consummation of the reverse acquisition on April 10, 2007.  Please also file an Item 4.01 Form 8-K to indicate that your independent auditor has changed.  Your Form 8-K should also include the disclosures required by Item 304 of Regulation S-K.

Response to Comment 2:

Marcum & Kliegman, LLP has reviewed the Company’s periodic filings since the consummation of the reverse acquisition.  The Company filed an Item 4.01 8-K on December 19, 2007, to indicate that since the consummation of the reverse acquisition Marcum & Kliegman LLP has served as the Company’s independent auditor’s.

3.            It appears that you are no longer a shell company as a result of the consummation of your recapitalization on April 10, 2007. Please file an Item 5.06 Form 8-K to indicate that your shell company status has changed. Otherwise, if you believe that Vidatech is also a shell company and that your shell company status has not changed since your recapitalization, please state this fact in all of your filings.

Response to Comment 3:

The Company filed an Item 5.06 8-K on December 19, 2007 to indicate that the Company’s shell company status has changed.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 3

Registration Statement’s Facing Page

4.            Since PDV is relying on Rule 415 of Regulation C under the Securities Act for the securities being offered by the selling shareholders, add an check the applicable box. See telephone interpretation 36 in section D of our July 1996 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response to Comment 4:

The Company has revised the Registration Statement’s Facing Page to comply with the Staff’s comment.

Prospectus’ Outside Front Cover Page

5.            Disclosure states that the selling shareholders “may sell” their shares at $2.50 until PDV’s common stock is quoted on the Over-the-Counter Bulletin Board.  Revise to state that the selling shareholders “will sell” their shares at $2.50 until PDV’s common stock is quoted on the Over-the-Counter Bulletin Board.  Similarly, revise the disclosure on pages 8, 14, 17, and 49.

Response to Comment 5:

The Staff’s comment has been complied with on pages 8, 14, 17 and 49, at the indicated locations.

Fluctuation in the value of the Hungarian Forint relative to other currencies may have a material adverse effect on our business and/or an investment in our shares, page 12.

6.            If PDV intends this as a discrete risk factor, accompany the caption or heading with appropriate narrative discussion. Alternatively, combine this caption or heading with the caption or heading that immediately follows. Further, provide appropriate historical data on fluctuation in the value of Hungarian Forint relative to other currencies.

Response to Comment 6:

The formatting error has been corrected and this risk factor has been combined with the text that follows to create a single risk factor.  The Company has also added disclosure on the historical fluctuation of the Hungarian Forint relative to the U.S. dollar.

Management Discussion and Plan of Operation

Capital Resources and Liquidity, page 18

7.            Revise the fourth paragraph to conform to the disclosure in the third paragraph under “Capital Resources and Liquidity” on page 19 of the quarterly report on Form 10-QSB for the quarter ended September 30, 2007.  There, PDV discloses that its budget and plan of spending for the next six to 12 months includes $280,000 on general administrative expenses, $150,000 on legal, accounting, and compliance related expenses, $200,000 on continued development of its RiverPower technology, $25,000 on TothTelescope Marketing, $100,000 on developing the Kalmar acquisitions, $200,000 on its in4 investment, and $90,000 on additional technology acquisitions.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 4

Response to Comment 7:

The Company has revised the fourth paragraph under the section “Capital Resources and Liquidity” (pg. 18) to comply with the Staff’s comment.

8.            On page 19, you indicate that there is substantial doubt about your ability to continue as a going concern. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence.  Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained.  Please provide additional detail including but not limited to the following:

•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.]

•	Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

•	A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

•	Management’s plans (including relevant prospective financial information).

Response to Comment 8:

The Company has revised the section “Going Concern and Management’s Plan” (pg. 19) to address the Staff’s comment.

Employees and Facilities, page 22

9.            Disclosure states that PDV rents its offices on a month by month basis from a related party. Advise what consideration PDV has given to filing the rental arrangement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Response to Comment 9:

The Company has filed its Lease Agreement with Daniel Kun, Sr. as exhibit 10.28 to this Registration Statement.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 5

Desalination technology, page 25

10.            Clarify what the status of the desalination device is. For example, indicate whether the device is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. In addition, please explain what desalination is and its applications.

Response to Comment 10:

The Company has revised the section “Desalination technology” (pg. 25) to add details regarding the status of the desalination device, including the current status of the designs for the product and the fact that the Company expects a prototype of the device to be completed by the end of 2008.

Desalination technology, page 25 and Fire protection, concrete from communal waste and pothole filler technologies, page 32.

11.            We note the references to Pintz and Co. File the consent of Pintz and Co. as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

Response to Comment 11:

The Company has filed the consent of Pintz and Co. as exhibit 23.3 to the Registration Statement.

The TothTelescope, page 26

12.            Disclosure states that the telescope has been unavailable since June 30, 2007 because design revisions and manufacturing difficulties had to be resolved. Clarify what the status of resolving the design revisions and manufacturing difficulties is as of the most recent date practicable. Elaborate on the nature and scope of the manufacturing difficulties. Further, advise what consideration PDV has given to risk factor disclosure of the design revisions and manufacturing difficulties.

Response to Comment 12:

The Company has revised the section “The Toth Telescope” (pg. 26) to address the Staff’s comment.  The Company has also added language to the risk factor, “Other than the right to market, sell and distribute the Toth Telescope” (pg. 9) to disclose the telescope’s manufacturing difficulties.

Management, page 35

13.            In the biographical paragraph of Mr. Mihaly Zala, describe briefly his business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 6

Response to Comment 13:

The Company has revised Mr. Zala’s biographical paragraph (pg. 36) to add his five year business experience.

Change in Control Arrangements, pages 39 and 42

14.            While disclosure states that PDV is unaware of any arrangements, understandings, or agreements that may result in a change of control, section 2(d)(ii) of the restricted stock agreement filed as exhibit 10.26 to the registration statement contains a change in control provision. Revise the disclosure in the registration statement to discuss the change in control provision contained in section 2(d)(ii) of the restricted stock agreement.

Response to Comment 14:

The Company has complied with the Staff’s comment by adding disclosure to discuss the change of control provision in its restricted stock agreements on pages 39 and 42.

Common Stick, page 44

15.            Disclosure states that all shares subject to this offering “when issued and paid for” will be duly authorized, validly issued, fully paid, and non-assessable.  Since the shares subject to this resale offering are already issued and outstanding, please change the words “when issued and paid for” to “when sold.”

Response to Comment 15:

The Staff’s comment has been complied with in “Description of Our Capital Stock – Common Stock” on page 44.

Selling Shareholders, page 47

16.            Consider adding disclosure that the term selling shareholders includes the selling shareholders and their transferees, pledgees, donees, or their successors.

Response to Comment 16:

The Staff’s comment has been complied with in the introductory paragraph to the Selling Shareholders table on page 47.

17.            State that PDV will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Response to Comment 17:

The Staff’s comment has been complied with in the introductory paragraph to the Selling Shareholders table on page 47.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 7

Financial Statements

General

18.            Since you have issued financial statement for periods subsequent to the recapitalization in your Form SB-2, the audited financial statements for the period from April 26, 2006 (inception) to December 31, 2006 should also reflect the entity’s recapitalized structure and be referred to as Power of the Dream Ventures financial statements.  Please also ensure that you include loss per share information as well.

Response to Comment 18:

The Company has revised its audited financial statements for the period from April 26, 2006 (inception) to December 31, 2006 to reflect the entity’s recapitalized structure and to refer to such financial statements as Power of the Dream Ventures, Inc. financial statements.  Additionally, the Company has added loss per share to the Statement of Operations, pg. F-17 .

Statement of Stockholders’ Equity, page F-4

19.            In your adjustment to record the recapitalization upon reverse merger on April 10, 2007, it appears that you have recorded the difference between TIA V’s net liabilities and the amount recorded to common stock for par value as an adjustment to additional paid in capital.  Please revise your statement of stockholders’ equity to reflect this difference of $(250,763) as an adjustment to accumulated deficit during developmental state instead of additional paid in capital.

Response to Comment 19:

The Staff’s comment has been complied with on pg. F-4.

20.            Please revise your financial statements to include a statement of comprehensive loss for all periods presented as required by Item 310 of Regulations S-B. See Appendix B of SFAS 130 for illustrative examples.

Response to Comment 20:

The Company has added a column titled “Comprehensive Income /(Loss)” to its Condensed Consolidated Statement of Stockholders’ Equity (Unaudited), pg. F-4.

Statement of Cash Flows, page F-5

21.            Please revise your statement of cash flows to remove the subtotal included after your non-cash adjustments to reconcile net loss to net cash used in operating activities as it represents a non-GP measure. See Item 10(e)(1)(ii)(c) of Regulation S-K.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 8

Response to Comment 21:

The Company has revised its Condensed Consolidated Statement of Cash Flows (Unaudited), pg. F-5, to the comply with the Staff’s comment.

Note 2 – Summary of Significant Accounting Policies, page F-8

Net Income (Loss) Per Share of Common Stock, page F-10

22.            Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Please also disclose how vested and unvested shares that have been issued are treated for basic and diluted earnings per share. See paragraphs 10, 13 and 40(c) of SFAS 128.

Response to Comment 22:

The Company has added a paragraph under the heading “Net Income (Loss) Per Share of Common Stock:”, pg. F-10 to address the Staff’s comment.

Note 7 – Note Payable, page F-13

23.            Please revise your disclosures in the footnotes and elsewhere throughout the filing each time the reverse merger with the shell company is discussed that in addition to effectively giving Mary Passalaqua, the sole shareholder of TIA V, Inc., 2.5 million shares of post-consummation entity, you also agreed to give her another $250,000 in severance payments, which has been recorded as a loan to her. Please also disclose that this $250,000 in additional compensation is only reflected on your balance sheet and will never be reflected in your statement of operations, since you structured the severance agreement so that TIA V, the shell company, recorded the related expense in its financial statements prior to the recapitalization.

Response to Comment 23:

The Company has revised Note 7 – Note Payable, pg. F-13, to address the Staff’s comment. The Company has also added disclosure on pgs, 19, 39, and 43 to address the Staff’s comment.

Note 9 – Stockholders’ Equity, page F-13

24.            You indicate that short-term loans for $96,100 and $53,735 were converted into equity, which is recorded as additional paid in capital. Please clarify if true that these loans were forgiven and treated as capital contributions instead of saying that they were converted to equity, which implies that your officers got consideration in return. Please revise your disclosure accordingly.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 9

Response to Comment 24:

The Company has revised the first and second paragraphs under Note 9 – Stockholder’s Equity, pgs. F-13 and F-14, to indicate that the loans were forgiven and treated as capital contributions.

25.            Please disclose whether or not any of your consulting or legal services agreements are with related parties. If so, please also revise your disclosures to include all related party disclosures as required by paragraphs 2(a) through (e) of SFAS 57.

Response to Comment 25:

The Company  has not entered into any consulting or legal services agreements with related parties.

Note 10 – Subsequent Events, page F-15

Item 26. Recent Sales of Unregistered Securities, page 57

26.            Please disclose the per share and the aggregate value of each issuance of shares. Please also disclose in the footnote to the financial statements and also in MD&A, the amount of expense that will be recorded, assuming all shares vest, for each of the following periods: 2007, 2008, 2009 and thereafter.

Response to Comment 26:

The Company has revised  Note 10 – Subsequent Events (pg. F-15) and Item 26, Recent Sales of Unregistered Securities (pg. 57) to disclose the per share and the aggregate value of each issuance of shares. The Company has revised the section “Management’s Discussion and Analysis or Plan of Operation (pg. 19), and its financial statements (pg. F-15) to disclose the amount of expense that will be recorded, assuming all shares vest, for each of the periods 2007, 2008, 2009 and thereafter.

Independent Auditor’s Report, page F-16

27.            Your independent auditor’s report does not appear to be signed.  Please make arrangements with your auditor to have the report signed.  Please also make arrangements with your auditor to revise its report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).  In a shell company reverse merger, the financial statements of the accounting acquiror are viewed as issuer financial statements and should be audited for all periods following PCAOB standards, not US GAAS standards.  See Remarks Before the 2006 AICPA National Conference on Current and PCAOB Developments by SEC Staff, Louise Dorsey on December 12, 2006.

Response to Comment 27:

The Company has revised its independent auditor’s report (pg. F-16) to comply with the Staff’s comment.

Recent Sales of Unregistered Securities, page 57

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 10

28.            For the issuances disclosed in paragraphs three through nine, state the value of the shares of common stock issued. See Item 701(c) of Regulation S-B.

Response to Comment 28:

The section “Recent Sales of Unregistered Securities” (pg. 57) has been revised to state the value of the shares of common stock issued in paragraphs three through nine.

Undertakings, page 60

29.            Since Rule 430B is inapplicable to this offering, remove the undertakings under subparagraphs (A) and (B) of (4)(i).

Response to Comment 29:

The undertakings under Subparagraph (A) and (B) of 4(i) have been removed to comply with the Staff’s comment.

Signature, page 62

30.            PDV’s principal financial officer and controller or principal accounting officer also must sign the registration statement.  Further, any person who occupies more that one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement.  See instructions 1 and 2 for signatures on Form SB-2, and revise.

Response to Comment 30:

The Company’s principal financial officer and principal accounting officer have signed the registration statement.

Exhibit Index

31.            Include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

Response to Comment 31:

The Company has added an exhibit index immediately before the exhibits to comply with the Staff’s comment.

Exhibit 5.1

32.            Disclosure in the third paragraph limits the opinion to the Delaware General Corporation Law or DGCL. Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the DGCL includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 11

Response to Comment 32:

Loeb & Loeb LLP hereby confirms that it concurs with the Staff’s understanding that the reference and limitation to the DGCL includes statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Exhibit 21.1

33.            Include the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21) of Regulation S-B.

Response to Comment 33:

Exhibit 21.1 has been re-filed to include the jurisdiction of incorporation of the Company’s subsidiary.

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

34.            You indicate that you consent to the use in this registration statement on Form SB-2 to your report dated April 17, 2007 relating to the financial statements of Vidatech Technological Research and Development, LLC as of December 31, 2006 for the year then ended. Please make arrangements with your auditor to revise the consent to be consistent with the date mentioned in your auditor’s report on page F-16.  Your current audit report indicates that the report date is March 21, 2007.  Please also make arrangements with your auditor to revise the consent to reference the appropriate financial statement periods covered by the audit report.

Response to Comment 34:

The Company has filed a revised auditor’s consent as exhibit 23.2, which references the audit report date of December 20, 2007 and references the appropriate financial statement periods covered by the audit report.

September 30, 2007 10-QSB

Changes in Internal Controls Over Financial Reporting, page 24

35.            We note the statement that “A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Revise to state clearly, if true, in future filings that PDV’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, remove the reference to the level of assurance.  See section II.F.4. of Release No. 33-8238.

Ms. Jennifer R. Hardy Securities and Exchange Commission December 21, 2007 Page 12

Response to Comment 35:

The Staff’s comment is noted and will be complied within future filings.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4937, or my colleague, Michael Kistler, at (212) 407-4826.

Sincerely,

/s/ Lloyd L. Rothenberg

Lloyd L. Rothenberg
Partner

cc:	Viktor Rozsnyay